FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Jefferies Group, Inc.

520 Madison Avenue

New York, New York 10022

January 13, 2012

Via EDGAR — CORRES

Kevin Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Jefferies Group, Inc.
Form 10-Q for Fiscal Quarter Ended August 31, 2011
Filed October 7, 2011
File No. 001-14947

Dear Mr. Vaughn:

Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Form 10-Q in the letter dated December 12, 2011, addressed to Mr. Richard B. Handler, Chief Executive Officer of Jefferies Group, Inc.

The staff’s comments in the comment letter are copied below in italics for your reference, and are followed by our response. The captions below correspond to those used in the comment letter.

Form 10-Q for Fiscal Quarter Ended August 31, 2011

Interim Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 13

Securities Purchased Under Agreements to Resell and Securities Sold Under…, page 17

1.	We note your disclosure on page 17 that you offset repurchase transactions with the same counterparty when appropriate. Please respond to the following.

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Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements, and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near August 31, 2011, and November 30, 2010, and tell us whether the conversions were done at the request of the counterparty.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

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To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

We have closed out an open-ended repurchase agreement or reverse repurchase agreement with a counterparty and then subsequently executed an overnight or term agreement. Near the end of August 2011, we closed out open-ended reverse repurchase agreements and repurchase agreements of approximately $177.9 million and $157.3 million, respectively, which represent approximately 3.9% and 1.4% of our reported reverse repurchase agreements and repurchase agreements on our Consolidated Statement of Financial Condition at August 31, 2011. Approximately $40 million was converted to a term reverse repurchase agreement and a term repurchase agreement with the counterparty and approximately $137.9 million and $117.3 million was converted to an overnight reverse repurchase agreement and an overnight repurchase agreement, respectively, with the counterparty. Near the end of November 30, 2010, we closed out open-ended reverse repurchase agreements of approximately $55.0 million and open-ended repurchase agreements of $35.0 million, which represent approximately 1.7% and 0.3% of our reported reverse repurchase agreements and repurchase agreements on our Consolidated Statement of Financial Condition at November 30, 2010. These arrangements were converted to term agreements with the counterparty. The close out of these agreements were not initiated by the counterparties and were executed in order to meet the netting criteria of ASC 210 in connection with our quarterly reporting.

The activity described above is not conducted on a regular basis.

Note 5 - Financial Instruments, page 23

2.	We note your disclosure on page 26 that you have elected the fair value option on certain loans and loan commitments. Please revise to more clearly disclose how you determined which loans and loan commitments on which to elect fair value option treatment versus those reported at amortized cost. Please also provide all required disclosures on the fair value option election as required in ASC 825.

We will revise our disclosure with regards to loans and loan commitments for which we have elected the fair value option as follows:

We apply the fair value option to all loans and loan commitments made by our capital markets businesses. These loans and loan commitments include loans entered into by our investment banking division in connection with client bridge financing and loan syndications, loans purchased by our leveraged credit trading desk as part of its bank loan trading activities and mortgage loan commitments and fundings in connection with mortgage-backed securitization activities. Loans and loan commitments originated or purchased by our leveraged credit and

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

mortgage-backed businesses are managed on a fair value basis. Loans are included in Financial instruments owned and loan commitments are included in Financial instruments sold, not yet purchased – derivatives on the Consolidated Statements of Financial Condition. The fair value option is not elected for loans made to related parties. Such related party loans are entered into as part of ongoing, strategic business ventures, are included within Loans to and investments in related parties and accounted for on an amortized cost basis.

We will provide all the required disclosures on the fair value option election for these loans and loan commitments as required in ASC 825 in future filings.

3.	We note your disclosure on page 31 that the majority of your valuation conclusions come from data providers/pricing services and broker quotes (approximately 68 percent for financial instruments owned at August 31, 2011). In this regard, please tell us and revise future filings to disclose the following.

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Explain whether you adjust prices obtained from independent pricing services or broker quotes, and if so, discuss how you determine when such adjustments are necessary. Tell us the extent to which you discuss your pricing changes with the broker or the pricing service.

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Discuss the extent to which the pricing services and broker quotes are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

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Tell us whether you obtain an independent auditor’s report or other documentation from your pricing service provider regarding its controls over valuation of securities you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.

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Describe to us any controls deficiencies you have identified related to the service provider’s valuation of Level 2 securities and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).

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Explain to us whether any documentation from the pricing servicer or broker contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

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Tell us the frequency with which you challenge the pricing of any particular Level 2 security received from the service provider, the results of such challenges, and the impact the challenges had on your assessment of the service provider’s internal controls.

We do not adjust prices obtained from vendors of independent pricing services or broker quotes. However, in connection with our quarterly reporting, we have a process in which we challenge the validity of the prices or quotes obtained for appropriateness in valuing our financial instruments. We have established variance thresholds by product such that, if a vendor price exceeds the initial valuation by a specified threshold, we will submit a price challenge to the vendor. The price challenge enables us to obtain additional information from the vendor as to the basis and support for the price that was provided

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

which we then evaluate in determining the final valuation for the financial instrument. Depending on the information obtained via the price challenge process, the vendor price will either be affirmed and utilized for our valuation purposes, which generally bolsters our assessment of the service provider’s internal controls, or we will seek other pricing sources for purposes of valuation (i.e., to the extent that via the pricing challenge process the vendor agrees that the pricing information provided to us is not supportable as a valid fair value price or input, we will need to seek other means to determine the fair value of the financial instrument.) This process applies to all financial instruments regardless of the ASC 820 level hierarchy classification; though, we would typically not expect to be able to obtain vendor pricing for financial instruments that are classified within Level 3 of the fair value hierarchy. The frequency with which the prices obtained from the independent pricing service are outside our variance thresholds and the pricing challenge process is enacted, however, is minimal relative to the overall population of inventory positions that are valued (e.g., for November 30, 2011 valuation purposes, the pricing challenge process was utilized in the valuation process for approximately 60 of our total financial instrument positions accounted for at fair value).

For corporate, U.S. government and agency, sovereign and municipal debt securities (excluding auction rate securities), and loans, to the extent pricing services or broker quotes are utilized in our valuation process, the vendors are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the independent pricing service is not based on unobservable inputs or proprietary models. For mortgage- and other asset-backed securities and collateralized debt obligations, our independent pricing service uses a matrix evaluation approach incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. For auction rate securities, we utilize a vendor that employs modeling of expected cash flows and implied yields based on trading prices that may be available and must make valuation judgments in its determination. (At November 30, 2011, total auction rate securities included within Financial instruments owned were $6.8 million.)

We have obtained an independent auditor’s SAS 70 report from one service provider and obtained documentation from our other primary service providers describing the provider’s control processes over its valuation of securities. We did not identify any control deficiencies from our review of the independent auditor’s report or the data providers’ documentation. Pricing information obtained from data service providers generally contains caveats that the data represents good faith opinion based on data available to the vendor and that any assumptions derived from market data may differ from historical assumptions or assumptions for other securities. Our valuation procedures consider pricing data from multiple service providers as available as well as prices observed for recent transactions to the extent available to us, which enables us to properly evaluate the pricing data for consistency with the definition of fair value under ASC 820.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

In future filings, we will incorporate the above information to provide enhanced disclosure information regarding our use of data providers for fair valuation purposes as follows:

We have a formalized process whereby we challenge the appropriateness of pricing information obtained from data providers and pricing services in order to validate the data for consistency with the definition of a fair value exit price. Our process includes understanding and evaluating the service providers’ valuation methodologies. For corporate, U.S. government and agency, and municipal debt securities (excluding auction rate securities), and loans, to the extent pricing services or broker quotes are utilized in our valuation process, the vendor services are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the independent pricing service is not based on unobservable inputs or proprietary models. For mortgage- and other asset-backed securities and collateralized debt obligations, our independent pricing service uses a matrix evaluation approach incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. Further, we consider pricing data from multiple service providers, as available, as well as compare pricing data to prices we have observed for recent transactions, if any, in order to corroborate our pricing inputs.

4.	You have disclosed on page 36 that you frequently hedge Level 3 instruments with instruments classified as Level 1 and Level 2. Please revise your future filings to further describe how you economically hedge these transactions, including which Level 3 assets are hedged and the type of instruments (i.e., derivatives) used. Please clarify what led to the classification of the original instrument as level 3 and how the instruments used as hedges are classified as Level 1 or Level 2. Discuss the extent of hedge effectiveness from an economic exposure standpoint, as well as any inherent limitations of hedge effectiveness resulting from the disparity in the pricing information available.

Components or portions of interest rate and credit risk related to mortgage-backed securities classified within Level 3 of the fair value hierarchy are frequently economically hedged with U.S. Treasury and Eurodollar futures and short U.S. Treasury securities, which are classified as Level 1 liabilities, and with interest rate swaps and, to a lesser extent, index credit default swaps classified as Level 2 assets or liabilities. Accordingly, a portion of the gains and losses on mortgage-backed securities reported in Level 3 are offset by gains and losses from the economic hedges attributed to instruments classified within Level 1 and Level 2. Economic hedging is often executed on a macro-basis for a given asset class rather than an instrument-specific basis. Valuation inputs and prices for these hedging instruments result in classification of the financial instrument within Level 1 and Level 2.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Other valuation inputs, such as prepayment, default rates and other credit specific factors are also significant to the original instrument valuation and are not derived from the prices of the hedging instruments. These inputs are unobservable rendering the cash instrument to be classified within Level 3 of the fair value hierarch in accordance with ASC 820-20-35-37. Basis risk differences may also arise between the Level 3 mortgage-backed securities and the Level 1 and Level 2 hedging instruments due to the underlying interest rates and the underlying credits comprising the referenced credit index. Hedge effectiveness is limited by factors that include idiosyncratic collateral performance and basis risk as well as the sizing of the macro-hedge.

We will revise our future filings to further describe the economic hedging relationship. The following disclosure will be provided in our Annual Report on Form 10-K for the year ended November 30, 2011:

Components or portions of interest rate and credit risk related to mortgage-backed securities classified within Level 3 of the fair value hierarchy are frequently economically hedged with U.S. Treasury and Eurodollar futures and short U.S. Treasury securities, which are classified as Level 1 liabilities, and with interest rate swaps and, to a lesser extent, index credit default swaps classified as Level 2 assets or liabilities. Accordingly, a portion of the gains and losses on mortgage-backed securities reported in Level 3 are offset by gains and losses from the economic hedges attributed to instruments classified within Level 1 and Level 2. Economic hedging is often executed on a macro-basis for a given asset class rather than an instrument-specific basis. Valuation inputs and prices for hedging instruments classified within Level 1 and Level 2 provide a level of observability used in valuing Level 3 mortgage-backed securities; however, other inputs, such as prepayment, default rates and other credit specific factors are significant to the valuation and are not derived from the prices of the hedging instruments. Basis risk differences may also arise between the Level 3 mortgage-backed securities and the Level 1 and Level 2 hedging instruments due to the underlying interest rates and the underlying credits comprising the referenced credit index. Hedge effectiveness is limited by factors that include idiosyncratic collateral performance and basis risk as well as the sizing of the macro-hedge.

5.	We note your disclosure on page 32, where you indicate that you had transfers of $152.4 million from Level 3 to Level 2, which were primarily attributed to loans and residential mortgage-backed securities for which additional market pricing data was obtained during the quarter. With respect to these transfers, please address the following.

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For loans transferred from Level 3 to Level 2, you indicate that such transfers occurred due to greater number of contributors comprising vendor quotes supporting classification into Level 2. We note that you also transferred other loans from Level 2 to Level 3 during the same period due to a lower number of contributors comprising vendor quotes to support classification in Level 2. Please tell us the difference in the types of loans transferred to Level 2 compared to the types of loans transferred to Level 3 during the same period due to a lower number of contributors comprising vendor quotes to support classification in Level 2.

•	Please provide us with examples of the changes in number of contributors that led you to change the level of classification for these loans.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

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Tell us why you believe more contributors became available for the loans totaling $32 million transferred out of Level 3, while fewer contributors became available for the $27 million transferred into Level 3. Consider providing such additional information in your future filings regarding these transfers.

For loans transferred from Level 2 to Level 3 and for loans transferred from Level 3 to Level 2 during the three months ended August 31, 2011, the transferred loans consisted of senior unsecured corporate term and revolving loans purchased by us in the secondary loan trading market. Each transferred loan is unique with respect to its borrower.

For loans to be classified as Level 2, we require the vendor to demonstrate that prices were contributed by a minimum of three independent contributors as part of the composite quote provided or we have observed recent trade activity of an institutional round lot size. If less than three independent brokers have contributed pricing data to the vendor or if there has been no recent trade activity, the loan is classified as a Level 3 asset.

The number of contributors comprising vendor quotes is a function of the level of trading for a given bank loan that may have occurred during the period and a function of the amount of bid-asks submitted to the vendor during a period. For example, market participants providing trade data to a vendor may not have executed any transactions in a given bank loan during the reporting period and will therefore have no pricing data to contribute. Additionally, depending on what may be occurring with a particular borrower on an idiosyncratic basis (reporting cycle, merger, layoffs, new product offerings, change in credit rating, new executive management, etc.), more or less interest may be generated in the marketplace for loans of a given company. As the vendor is collecting and aggregating data, the amount of prices or bid-ask data contributed will be affected by the level of interest in a specific name. We believe that more contributors became available during the third quarter of 2011 for the loans transferred to Level 2 as a result of trading interest associated with the particular transferred loans and that fewer contributors became available during the third quarter of 2011 for the loans transferred to Level 3 as a market interest in the underlying creditors waned.

We will supplement our disclosures in future filings regarding these transfers if they are material.

Note 6 - Derivative Financial Instruments, page 36

6.	We note your disclosure on page 40, which indicates that if credit-risk-related contingent features of derivative agreements were triggered on August 31, 2011, you would have been required to post an additional $17.5 million of collateral to your counterparties. Please expand your disclosure in the Risk Factor and/or Management’s Discussion and Analysis sections to quantify the effect that a one- and two-notch downgrade of your ratings would have on additional collateral calls from your counterparties.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

In future filings we will quantify in our Management’s Discussion and Analysis section the effect that a one- and two-notch downgrade of our credit ratings would have on additional collateral calls from our counterparties.

We propose to include in our annual Report on Form 10-K for the year ended November 30, 2011, the following:

At November 30, 2011, the amount of additional collateral that could be called by counterparties under the terms of such agreements in the event of a one-notch downgrade of our long-term credit ratings was $20.2 million and in the event of a two-notch downgrade of our long-term credit ratings was $77.5 million.

Note 8 - Securitization Activities and Variable Interest Entities, page 40

Collateralized Loan Obligations, page 45

7.	You disclose on page 45 that you had consolidated certain collateralized loan obligations (CLOs) that were managed by you on January 1, 2010. You also disclose that you subsequently sold and assigned your management agreements to third parties and as a result you deconsolidated these CLOs. Please tell us if you recognized any gain or loss upon deconsolidation of these entities.

No gain or loss was recognized upon deconsolidation of the CLOs.

Note 19 - Commitments, Contingencies and Guarantees, page 61

8.	You disclose on page 63 that you have entered into forward starting repurchase transactions. Please tell us how you account for these transactions.

The forward starting repurchase transaction is accounted for as an off-balance sheet transaction. On the effective date of the transaction, which is when cash and collateral is exchanged, a collateralized financing transaction will be recognized at the contracted repurchase amount consistent with the accounting requirements for securities sold under agreements to repurchase.

Note 22 - Related Party Transactions, page 65

9.	In future filings, please revise your interim footnotes to provide updated information on your related party transactions. Further, please revise to separately breakout the amounts of related party transactions on the face of Statements of Financial Condition and Earnings pursuant to ASC 850-10-50-2, which indicates that notes or accounts receivable due from officers, employees, or affiliated companies must be shown separately and not included under a general heading such as notes receivable or accounts receivable. Confirm that all transactions with your significant shareholder are transparently disclosed pursuant to ASC 850 in your interim as well as annual filings.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

In future filings, we will revise our interim footnotes to provide updated information on our related party transactions. To the extent material, we will separately breakout the amounts of related party transactions on the face of the Statements of Financial Condition and Earnings pursuant to ASC 850-10-50-2. Beginning with the Annual Report on Form 10-K for the year ended November 30, 2011, we will separately recaption “Other investments” on the face of the Consolidated Statement of Financial Condition to read “Loans to and Investments in Related Parties” to more clearly describe these amounts. Notes and accounts receivable due from officers, employees and affiliated companies were approximately $18.4 million at November 30, 2011, approximately .05% of our total assets, and will be included within Other assets at November 30, 2011.

We confirm that all material transactions with our significant shareholder are transparently disclosed pursuant to ASC 850 in our interim as well as annual filings and we will continue to disclose such transactions. In this regard, the following lists all of our transactions with our significant shareholder during 2011 (in millions):

• Commissions and commission equivalents on brokerage services provided to our significant shareholder and its affiliates, which are recognized within Net revenues on the Consolidated Statement of Earnings:	$7.2

• Distributions of earnings to our significant shareholder related to our Jefferies High Yield Holdings, LLC joint venture, which reduce the carrying amount of Mandatorily redeemable preferred interest of consolidated subsidiaries on the Consolidated Statement of Financial Condition:	$9.0

Management’s Discussion and Analysis, page 67

Critical Accounting Policies, page 79

Valuation of Financial Instruments

10.	Your tabular presentation on page 80 includes certain derivative liabilities under the caption “Financial Instruments Sold, Not Yet Purchased.” Please tell us and revise your future filings to more clearly explain the nature and type of derivatives that are presented in this column.

At August 31, 2011, derivative liabilities included within Financial instruments sold, not yet purchased were comprised primarily of exchange traded equity options, over-the-counter (“OTC”) foreign currency forwards and options, OTC commodity forwards and options, and interest rate and commodity swaps.

We will revise our future filing to provide more information regarding the nature and type of derivatives that are included within this balance.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Liquidity, Financial Condition and Capital Resources, page 82

11.	We note your tabular presentations of cash and cash equivalents as well as liquid financial instruments on page 83. Please provide both these tabular presentations on an average balance basis for the respective periods to provide additional insight into the variations in the balances throughout the period. To the extent there is a material difference between the period end and average balance, please describe the factors driving the variance.

In Appendix A, we have included a draft of our Liquidity, Financial Condition and Capital Resources section of Management’s Discussion and Analysis which, once finalized, will be included in our Annual Report on Form 10-K for the year ended November 30, 2011. We propose to revise our future filings to include the average balances for the periods as requested. With respect to the balance of cash and cash equivalents and liquid financial instruments as of November 30, 2011, we are providing average balances for these assets for the fourth quarter of 2011 as representing the respective period since our previous filing.

12.	For your table of liquid financial instruments on page 83, you have presented two columns: “Liquid Financial Instruments” and “Unencumbered Liquid Financial Instruments.” In future filings, please provide a discussion about restrictions that you may have on securities included in this table that have been pledged as collateral and how these restrictions impact your ability to immediately use these securities for liquidity. You have also noted that the assets are considered liquid if financing can be obtained in the securities lending markets. Please tell us if you engage in securities for securities transactions whereby swapping less liquid securities (securities that you may not be able to use for funding) for more liquid securities and whether these securities are included in your table of liquid financial instruments.

In Appendix A, we have included a draft of our Liquidity, Financial Condition and Capital Resources section of Management’s Discussion and Analysis which, once finalized, will be included in our Annual Report on Form 10-K for the year ended November 30, 2011. We are revising our filing to include a discussion about any restrictions that we may have on securities included in this table and the impact on our ability to immediately use the securities for liquidity.

We do engage in securities for securities transactions; however, we do not swap less liquid securities (i.e., securities that we would not otherwise be able to use for funding) for liquid securities. Accordingly, liquid securities presented in our table of Liquid Financial Instruments do not include securities received under securities for securities swap transactions whereby we provided less liquid securities.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

13.	Please revise your future filings to segregate the amounts included within the “Government, federal agency, and sovereign obligations” line item in your table of Liquid Financial Instruments on page 83, between U.S. obligations and foreign obligations. Additionally, please tell us the countries and accompanying amounts that make up any of the foreign obligations.

We will revise our future filings to segregate the amounts reported within the table of Liquid Financial Instruments between U.S. government and agency securities and Other sovereign obligations.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

At November 30, 2011, the following are the amounts by country that comprise the foreign obligations that are considered by us to be Liquid Financial Instruments (in thousands):

Rule 83 confidential treatment request made by Jefferies Group, Inc.; request #1.

Jefferies Group, Inc. requests that the information marked in request #1 be treated as confidential information and requests that the Commission provide timely notice to Roland T. Kelly, c/o Jefferies Group, Inc., 11100 Santa Monica Blvd., Los Angeles, CA 90024 (phone: 310-914-1373) prior to the disclosure of such confidential information.

Country	Balance		Country	Balance
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Total [ ]		[ ]	Total [ ]		[ ]

[ ]			[ ]	[ ]	[ ]
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Total [ ]		[ ]

Total Liquid Sovereign		[ ]

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Note that we consider a financial instrument liquid if we have the ability to obtain repurchase financing for the financial instrument at a haircut of 10% or less than the current fair value of the asset.

14.	Please provide further description of the types of mortgage and asset backed securities included within Liquid Financial Instruments.

We will revise our future filing to include a description of the types of mortgage-and asset-backed securities included within Liquid Financial Instruments.

Liquidity Management Policies, page 83

15.	We note your disclosures about your Contingency Funding Plan on page 83 and your Cash Capital Policy on page 84. In future filings, please consider expanding this section to more clearly discuss how your Contingency Funding Plan and your Cash Capital Policy relate to and provide for your working capital needs. Discuss how your reliance on short-term borrowings, including repurchase agreements, to fund your working capital needs is impacted by the Contingency Funding Plan and your Cash Capital Policy.

In Appendix A, we have included a draft of our Liquidity, Financial Condition and Capital Resources section of Management’s Discussion and Analysis which, once finalized, will be included in our Annual Report on Form 10-K for the year ended November 30, 2011. We have expanded our disclosures regarding our Contingency Funding Plan and our Cash Capital Policy with respect to their relation to our working capital needs and further included a discussion regarding the use of repurchase agreements as part of our Contingency Funding Plan and Cash Capital Policy and have included a discussion of our assessment of Maximum Liquidity Outflow. Please refer to the Liquidity Management section and the section regarding Sources of Funding within Appendix A.

Analysis of Financial Condition and Capital Resources, page 84

16.	We note your disclosures on page 85 that your market risk exposure to Portugal, Italy, Ireland, Greece, and Spain was modest at August 31, 2011. We also note your expanded and updated information on Form 8-K filed on November 21, 2011. Please revise your future filings beginning in your next Form 10-K to provide updated comprehensive disclosures about your exposures to these European countries, and any others where you may deem your risk to be higher due to significant economic, fiscal, and/or political strain such that the likelihood of default would be higher. As such, please address the following in such disclosure and provide us with your proposed disclosures in your response.

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Provide tabular disclosure of your gross exposures by classification (AFS security, loan, repurchase contract collateral, credit default swaps, etc.) and by nature (sovereign, financial institution, corporate, etc.).

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

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To the extent you continue to believe it is appropriate to offset certain exposures, please disclose them first gross and then separately show the amounts by which they are reduced in a separate column or row. Clearly identify the nature of the items which are netted against your gross exposure, and discuss your basis for netting those amounts. Please also clearly identify the extent to which the amounts being netted are on the identical exposure and the extent to which they are collateralized or are exposed to counterparty risk.

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Clearly disclose the basis of the amounts presented throughout the table and highlight any differences. For example, clearly label the extent to which amounts are at fair value, carrying value, amortized cost, or notional value, and discuss why you believe that respective presentation is the most meaningful to readers. Discuss the extent to which the presentation disclosed is on the same basis that management uses to evaluate and monitor their risk exposures in this area.

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In light of your disclosures regarding the highly liquid nature and high turnover of your exposures to these countries, consider whether supplementing your balance sheet date presentation with an average balance presentation would be meaningful to give readers an understanding of your exposures over the course of the periods presented.

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Clearly disclose the basis on which you determined the domicile of the exposure for inclusion in your presentation. For example, discuss whether you considered only the country in which the parent was domiciled versus the location of branch/office of the entity. Disclose how you selected your methodology for determining domicile for your presentation.

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Provide an expanded discussion in your MD&A and/or in your Business section of the impact of the expansion of your government and agencies platform in Europe on your exposure to these countries. Discuss in detail how your recent actions to decrease your exposures to certain European countries have and are expected to impact your successful expansion of this platform.

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Please provide further discussion of how often foreign sovereign holdings are used as underlying collateral for your repos and how your risk management procedures capture the effect and risk of a sudden drop in value of the underlying collateral.

As discussed in our conversation on January 13, 2012, we are in the process of gathering the information necessary to respond to this request. We will inform the staff once our response is prepared and will file under separate cover.

Value at Risk, page 94

17.	We note your disclosure that you estimate value at risk by applying historical market changes to your current portfolio. Please revise your future filings to disclose the historical data period your VaR model utilizes.

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

In future filings, we will revise our disclosure as follows:

We estimate Value-at-Risk (VaR) using a model that simulates revenue and loss distributions on all financial instruments by applying historical market changes to the current portfolio. Using the results of this simulation, VaR measures potential loss of trading revenues at a given confidence level over a specified time horizon. We calculate a one day VaR using a one year look-back period (most recent one year period) measured at a 95% confidence level. This implies that, on average, we expect to realize a loss of daily trading revenue at least as large as the VaR amount on one out of every twenty trading days.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,

/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary

APPENDIX A page 1

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Liquidity, Financial Condition and Capital Resources (DRAFT)

Our Chief Financial Officer and Treasurer are responsible for developing and implementing our liquidity, funding and capital management strategies. These policies are determined by the nature and needs of our day to day business operations, business opportunities, regulatory obligations, and liquidity requirements.

Our actual levels of capital, total assets, and financial leverage are a function of a number of factors, including, asset composition, business initiatives and opportunities, regulatory requirements and cost and availability of both long term and short term funding. We have historically maintained a balance sheet consisting of a large portion of our total assets in cash and liquid marketable securities, arising principally from traditional securities brokerage activity. The liquid nature of these assets provides us with flexibility in financing and managing our business.

Analysis of Financial Condition

A business unit level balance sheet and cash capital analysis is prepared and reviewed with senior management on a weekly basis. As a part of this balance sheet review process, capital is allocated to all assets and gross and adjusted balance sheet limits are established. This process ensures that the allocation of capital and costs of capital are incorporated into business decisions. The goals of this process are to protect the firm’s platform, enable our businesses to remain competitive, maintain the ability to manage capital proactively and hold businesses accountable for both balance sheet and capital usage.

We actively monitor and evaluate our financial condition and the composition of our assets and liabilities. Substantially all of our Financial instruments owned and Financial instruments sold, not yet purchased are valued on a daily basis and we monitor and employ balance sheet limits for our various businesses. In connection with our government and agency fixed income business and our role as a primary dealer in these markets, a great portion of our securities inventory is comprised of U.S. government and agency securities and other G-7 government securities.

APPENDIX A page 2

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

The following table provides detail on key balance sheet asset and liability line items (in millions):

	November 30, 2011	November 30, 2010	% Change
Total assets	$34,952.4	$36,726.5	-5%
Cash and cash equivalents	2,393.8	2,189.0	9%
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	3,345.0	1,636.8	104%
Financial instruments owned	16,678.5	15,941.6	5%
Financial instruments sold, not yet purchased	6,605.0	9,109.8	-27%
Total Level 3 assets	568.8	703.5	-19%
Level 3 assets for which we have economic exposure	522.9	499.4	5%

Securities borrowed	$5,169.7	$8,152.7	-37%
Securities purchased under agreements to resell	2,893.0	3,252.3	-11%

Total securities borrowed and securities purchased under agreements to resell	$8,062.7	$11,405.0	-29%

Securities loaned	$1,706.3	$3,109.0	-45%
Securities sold under agreements to repurchase	9,620.7	10,684.1	-10%

Total securities loaned and securities sold under agreements to repurchase	$11,327.0	$13,793.1	-18%

The decrease in total assets at November 30, 2011 from November 30, 2010 is primarily due to management’s decision to reduce trading balances and leverage to demonstrate the underlying liquidity of our trading assets and liabilities. During the twelve months ended November 30, 2011, average total assets were approximately 37% higher than at November 30, 2011. The decrease in trading related assets as of the 2011 year end was partially offset by asset balances arising as a result of our acquisition of the Global Commodities Group from Prudential on July 1, 2011 and the reinvestment of trading reductions into cash and cash equivalents. As a result of Jefferies Bache, specifically, the outstanding balance of cash and securities segregated and of certain financial instruments owned (liquid derivative contracts and physical commodities) increased at November 30, 2011 from November 30, 2010.

As a futures commission merchant, Jefferies Bache, LLC (our U.S. futures commission merchant) and Jefferies Bache Limited (our U.K. commodities and financial futures broker-dealer), receive cash or securities as margin to secure customer futures trades. As a result of the acquisition of this business and the related margin requirements for such activity, the balance of cash and securities segregated has increased at November 30, 2011 from the prior period end. Jefferies & Company, Inc. (a U.S. broker-dealer), under SEC Rule 15c3-3, and Jefferies Bache, LLC, under CFTC Regulation 1.25, are required to maintain customer cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients. We are required to conduct customer segregation calculations to ensure the appropriate amounts of funds are segregated and that no customer funds are used to finance firm activity. Similar requirements exist with respect to our U.K.-based activities conducted through Jefferies Bache Limited and Jefferies International Limited (a U.K. broker-dealer). Customer funds received are separately segregated and “locked-up” apart from our funds. If we rehypothecate customer securities, that activity is conducted only to finance customer activity. Further, we have no customer loan activity in Jefferies International Limited; and in Jefferies Bache Limited, any funds received from a customer are placed on deposit and not used as part of our operations. We do not transfer U.S. customer assets to our U.K. entities.

APPENDIX A page 3

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

A significant portion of the increase in our total financial instruments owned inventory resulted from increased holdings of government and agency securities. Our inventory of government, federal agency and other sovereign obligations increased from $5.2 billion at November 30, 2010 to $7.5 billion at November 30, 2011. This net increase in our inventory positions (long and short inventory) is primarily attributed to the continued growth of our U.S. government and agencies and other sovereign debt trading businesses, both domestically and internationally. As a Primary Dealer in the U.S. and our similar role in several European jurisdictions, we carry inventory and make an active market for our clients in securities issued by the various governments. These inventory positions are substantially comprised of the most liquid securities in the asset class with a significant portion in holdings of securities of G-7 countries. While our 2011 inventory balance has increased from that of the prior period end, the balance of our inventory in U.S. government and agency securities and other sovereign obligations at November 30, 2011 reflects a significant decrease in outstanding positions from that of prior quarters and the average balance throughout the year as we sought to reduce our gross financial instruments inventory with significant liquidation of our inventory exposure to Portugal, Italy, Ireland, Greece and Spain in the latter part of fiscal 2011. Given the liquid nature of this market-making trading book, at one point during November 2011, we sold in a brief period of time approximately $1.1 billion of financial instruments owned and $1.1 billion in financial instruments sold, but not yet purchased with minimal resulting impact on net income. For further detail on our remaining outstanding sovereign exposure as of November 30, 2011, refer to the Risk Management section within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, within this Annual Report on Form 10-K.

Our net inventory positions also increased as of November 30, 2011 from November 30, 2010 due to the acquisition of Jefferies Bache, which resulted in an increase in derivative contracts and physical commodities from that of the prior year. Our mortgage- and asset-backed securities inventory decreased by 20%, from $4,921.6 million at November 30, 2010 to $3,923.3 million at November 30, 2011 and our corporate debt securities inventory similarly decreased by 21% from $3,630.6 million at November 30, 2010 to $2,868.3 million at November 30, 2011. We continually monitor our overall securities inventory, including the inventory turnover rate, which confirms the liquidity of our overall assets.

Of our total Financial instruments owned, approximately 85% are readily and consistently financeable at haircuts of 10% or less. In addition, as a matter of our policy, a portion of these assets have capital assessed, which is in addition to the funding haircuts provided in the securities finance markets. In addition, our Financial instruments owned consists of high yield bonds, bank loans, investments and non-agency mortgage-backed securities that are predominantly funded by long term capital. Under our cash capital policy, we model capital allocation levels that are more stringent than the haircuts used in the market for secured funding; and we maintain surplus capital at these maximum levels.

At November 30, 2011 and November 30, 2010, our Level 3 assets for which we have economic exposure was 3% of our total assets at fair value. Level 3 mortgage- and asset-backed securities represent 5% of total mortgage- and asset-backed securities inventory at November 30, 2011 and 3% at November 30, 2010 and represent 36% and 20% of total Level 3 assets at November 30, 2011 and November 30, 2010, respectively.

Securities financing assets and liabilities include both financing for our financial instruments trading activity and matched book transactions. Matched book transactions accommodate customers, as well as obtain securities for the settlement and financing of inventory positions. The outstanding balance of our securities borrowed and securities purchased under agreements to resell decreased by 29% from November 30, 2010 to November 30, 2011 due to a reduction in the use of secured financing activity to support our fixed income business and a reduction in matched booked activity for our Equities securities financing business given reduced market opportunities for returns on this activity in the low interest rate environment. Similarly the outstanding balance of our securities loaned and securities sold under agreements to repurchase decreased by 18% from November 30, 2010 to November 30, 2011.

APPENDIX A page 4

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Additionally, during 2011, we utilized more repurchase agreements executed with central clearing corporations rather than bi-lateral repurchase agreements, which reduces the credit risk associated with these arrangements and results in decreased net balances outstanding. The average increase in our securities financing assets and liabilities was 67% and 37%, respectively, higher than quarter end balances for the twelve months ended November 30, 2011 and 11% and 7%, respectively, higher than quarter end balances for the eleven months ended November 30, 2010

The following table presents our period end balance, average balance and maximum balance at any month end within the periods presented for Securities purchased under agreements to resell and Securities sold under agreements to repurchase (in millions):

	Twelve Months Ended November 30, 2011	Eleven Months Ended November 30, 2010	Twelve Months Ended December 31, 2009
Securities Purchased Under Agreements to Resell
Period end	2,893	3,252	3,515
Month end average	4,780	3,769	3,521
Maximum month end	6,956	4,983	4,984

Securities Sold Under Agreements to Repurchase
Period end	9,621	10,684	8,239
Month end average	13,024	11,464	8,936
Maximum month end	18,231	14,447	12,688

Fluctuations in the balance of our repurchase agreements from period to period and intraperiod are dependent on business activity in those periods. The general growth in outstanding repo activity from early 2009 through 2011 is reflective of supporting our overall business growth, particularly the continued expansion of our mortgage-backed securities sales and trading platform, our appointment as a U.S. Federal Reserve Primary Dealer in June 2009 and our appointment in similar capacities in various European jurisdictions in 2010. In November 2011, we reduced our overall trading inventory as part of an overall strategy to reduce our leverage and demonstrate the liquidity of our trading positions. Repurchase agreements were simultaneously reduced near 2011 year end as the financing needs for the trading book were decreased. Additionally, the fluctuations in the balances of our securities purchased under agreements to resell over the periods presented is influenced in any given period by our clients’ balances and our clients’ desires to execute collateralized financing arrangements via the repurchase market or via other financing products.

Average balances and period end balances will fluctuate based on market and liquidity conditions and we consider the fluctuations intraperiod to be typical for the repurchase market.

APPENDIX A page 5

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Leverage Ratios

The following table presents total assets, adjusted assets, total stockholders’ equity and tangible stockholders’ equity with the resulting leverage ratios as of November 30, 2011 and December 31, 2010 (in thousands):

	November 30, 2011	November 30, 2010
Total assets	$34,952,364	$36,726,543
Deduct: Securities borrowed	(5,169,689)	(8,152,678)
Securities purchased under agreements to resell	(2,893,043)	(3,252,322)
Add: Financial instruments sold, not yet purchased	6,604,973	9,109,799
Less derivative liabilities	(249,037)	(59,552)

Subtotal	6,355,936	9,050,247
Deduct: Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	(3,344,960)	(1,636,755)
Goodwill and intangible assets	(385,589)	(368,078)

Adjusted assets	$29,515,019	$32,366,957

Total stockholders’ equity	$3,536,975	$2,810,965
Deduct: Goodwill and intangible assets	(385,589)	(368,078)

Tangible stockholders’ equity	$3,151,386	$2,442,887

Leverage ratio (1)	9.9	13.1

Adjusted leverage ratio (2)	9.4	13.2

(1)	Leverage ratio equals total assets divided by total stockholders’ equity.
(2)	Adjusted leverage ratio equals adjusted assets divided by tangible stockholders’ equity.

Adjusted assets is a non-GAAP financial measure and excludes certain assets that are considered of lower risk as they are generally self financed by customer liabilities through our securities lending activities. We view the resulting measure of adjusted leverage, also a non-GAAP financial measure, as a more relevant measure of financial risk when comparing financial services companies. Our leverage ratio and adjusted leverage ratio decreased from November 30, 2010 to November 30, 2011 commensurate with the reduction in our trading inventory near the end of November 2011 as we actively sought to demonstrate the liquidity of our market-making and trading inventory.

Liquidity Management

The key objectives of the liquidity management framework are to support the successful execution of our business strategies while ensuring sufficient liquidity through the business cycle and during periods of financial distress. Our liquidity management policies are designed to mitigate the potential risk that we may be unable to access adequate financing to service our financial obligations without material franchise or business impact

The principal elements of our liquidity management framework are our Contingency Funding Plan, our Cash Capital Policy and our assessment of Maximum Liquidity Outflow.

APPENDIX A page 6

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Contingency Funding Plan. Our Contingency Funding Plan is based on a model of a potential liquidity contraction over a one year time period. This incorporates potential cash outflows during a liquidity stress event, including, but not limited to, the following: (a) repayment of all unsecured debt maturing within one year and no incremental unsecured debt issuance; (b) maturity rolloff of outstanding letters of credit with no further issuance and replacement with cash collateral; (c) higher margin requirements than currently exist on assets on securities financing activity, including repurchase agreements; (d) liquidity outflows related to possible credit downgrade; (e) lower availability of secured funding; (f) client cash withdrawals; (g) the anticipated funding of outstanding investment commitments; and (h) certain accrued expenses and other liabilities and fixed costs.

Cash Capital Policy. We maintain a cash capital model that measures long-term funding sources against requirements. Sources of cash capital include our equity, preferred stock and the noncurrent portion of long-term borrowings. Uses of cash capital include the following: (a) illiquid assets such as equipment, goodwill, net intangible assets, exchange memberships, deferred tax assets and certain investments; (b) a portion of securities inventory that is not expected to be financed on a secured basis in a credit stressed environment (i.e., margin requirements) and (c) drawdowns of unfunded commitments. To ensure that we do not need to liquidate inventory in the event of a funding crisis, we seek to maintain surplus cash capital, which is reflected in the leverage ratios we maintain. Our total capital of $8.2 billion as of November 30, 2011 exceeded our cash capital requirements.

Maximum Liquidity Outflow. Our businesses are diverse, and our liquidity needs are determined by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment. During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms (e.g., interest rates, collateral provisions and tenor) or availability of other types of secured financing may change. As a result of our policy to ensure we have sufficient funds to cover what we estimate may be needed in a liquidity crisis, we hold more unencumbered securities and have greater long-term debt balances than our businesses would otherwise require. As part of this estimation process, we calculate a Maximum Liquidity Outflow that could be experienced in a liquidity crisis. Maximum Liquidity Outflow is based on a scenario that includes both a market-wide stress and a firm-specific stress, characterized by some or all of the following elements:

•	Global recession, default by a medium-sized sovereign, low consumer and corporate confidence, and general financial instability.

•	Severely challenged market environment with material declines in equity markets and widening of credit spreads.

•	Damaging follow-on impacts to financial institutions leading to the failure of a large bank.

•	A firm-specific crisis potentially triggered by material losses, reputational damage, litigation, executive departure, and/or a ratings downgrade.

The following are the critical modeling parameters of the Maximum Liquidity Outflow:

•	Liquidity needs over a 30-day scenario.

•	A two-notch downgrade of our long-term senior unsecured credit ratings.

•	No support from government funding facilities.

•

A combination of contractual outflows, such as upcoming maturities of unsecured debt, and contingent outflows (e.g., actions though not contractually required, we may deem necessary in a crisis). We assume that most contingent outflows will occur within the initial days and weeks of a crisis.

•	No diversification benefit across liquidity risks. We assume that liquidity risks are additive.

APPENDIX A page 7

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

The calculation of our Maximum Liquidity Outflow under the above stresses and modeling parameters considers the following potential contractual and contingent cash and collateral outflows:

•

All upcoming maturities of unsecured long-term debt, commercial paper, promissory notes and other unsecured funding products assuming we will be unable to issue new unsecured debt or rollover any maturing debt.

•	Repurchases of our outstanding long-term debt in the ordinary course of business as a market maker.

•

A portion of upcoming contractual maturities of secured funding trades due to either the inability to refinance or the ability to refinance only at wider haircuts (i.e., on terms which require us to post additional collateral). Our assumptions reflect, among other factors, the quality of the underlying collateral and counterparty concentration.

•

Collateral postings to counterparties due to adverse changes in the value of our OTC derivatives and other outflows due to trade terminations, collateral substitutions, collateral disputes, collateral calls or termination payments required by a two-notch downgrade in our credit ratings.

•

Variation margin postings required due to adverse changes in the value of our outstanding exchange-traded derivatives and any increase in initial margin and guarantee fund requirements by derivative clearing houses.

•	Liquidity outflows associated with our prime brokerage business, including withdrawals of customer credit balances, and a reduction in customer short positions.

•	Liquidity outflows to clearing banks to ensure timely settlements of cash and securities transactions.

•	Draws on our unfunded commitments considering, among other things, the type of commitment and counterparty.

•	Other upcoming large cash outflows, such as tax payments.

Based on the sources and uses of liquidity calculated under the Maximum Liquidity Outflow scenarios, we determine based on a calculated surplus or deficit additional long-term funding that may be needed versus funding through the repurchase financing market and consider any adjustments that may be necessary to our inventory balances and cash holdings. At November 30, 2011, we have sufficient excess liquidity to meet all contingent cash outflows detailed in the Maximum Liquidity Outflow. We regularly refine our model to reflect changes in market or economic conditions and the firm’s business mix.

APPENDIX A page 8

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Sources of Liquidity

We continue to maintain significant cash balances on hand. The following are financial instruments that are cash and cash equivalents or are deemed by management to be generally readily convertible into cash, marginable or accessible for liquidity purposes within a relatively short period of time (in thousands):

	As of November 30, 2011	Average balance Quarter ended November 30, 2011(1)	As of November 30, 2010
Cash and cash equivalents:
Cash in banks	$846,990	$865,881	$325,227
Money market investments	1,546,807	770,170	1,863,771

Total cash and cash equivalents	2,393,797	1,636,051	2,188,998

Other sources of liquidity:
Securities purchased under agreements to resell	233,887	128,845	—
Liquidity pool (2)	303,416	320,563	100,761
Other (3)	509,491	732,888	441,492

Total other sources	1,046,794	1,182,296	542,253

Total cash and cash equivalents and other liquidity sources	$3,440,591	$2,818,347	$2,731,251

(1)	Average balances are calculated based on weekly balances.
(2)	The liquidity pool, segregated by our U.K. broker-dealer, consists of high quality debt securities issued by a government or central bank of a state within the European Economic Area (“EEA”), Canada, Australia, Japan, Switzerland or the USA; reserves in the form of sight deposits with a central bank of an EEA state, Canada, Australia, Japan, Switzerland or the USA; and securities issued by a designated multilateral development bank and reverse repurchase agreements with underlying collateral comprised of these securities.
(3)	Other includes unencumbered inventory represents an estimate of the amount of additional secured financing that could be reasonably expected to be obtained from our financial instruments owned that are currently not pledged and additional funds available under the committed senior secured revolving credit facility available for working capital needs of Jefferies Bache.

During November 2011, we sought to increase our liquidity and cash balances in order to demonstrate our liquidity and financial stability. Accordingly, we liquidated various trading positions and reduced the overall size of our financial instruments inventory from the prior third quarter end and held the proceeds in cash balances.

APPENDIX A page 9

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

In addition to the cash balances and liquidity pool presented above, the majority of financial instruments (both long and short) in our trading accounts are actively traded and readily marketable. We have the ability to readily obtain repurchase financing for 85% of our inventory at haircuts of 10% or less, which reflects the marketability of our inventory. We continually assess the liquidity of our inventory based on the level at which we could obtain financing in the market place for a given asset. Assets are considered to be liquid if financing can be obtained in the repurchase market or the securities lending market at collateral haircut levels of 10% or less. The following summarizes our financial instruments by asset class that we consider to be of a liquid nature and the amount of such assets that have not been pledged as collateral at November 30, 2011 and November 30, 2010 (in thousands):

	November 30, 2011		November 30, 2010
	Liquid Financial Instruments	Unencumbered Liquid Financial Instruments	Liquid Financial Instruments	Unencumbered Liquid Financial Instruments
Corporate equity securities	$1,105,271	$297,408	$1,453,744	$264,603
Corporate debt securities	2,193,821	48,503	2,813,465	—
U.S. Government, and agency securities	6,299,581	19,003	2,978,192	223,455
Other sovereign obligations	1,166,577	336,453	2,181,413	168,523
Mortgage- and asset-backed securities (1)	3,249,366	—	3,607,895	—
Physical commodities	172,668	88,307	—	—

	$14,187,284	$789,674	$13,034,709	$656,581

(1)	Consists of agency mortgage-backed securities issued by FreddieMac, FannieMae and GinnieMae and includes pass-through securities, securities backed by adjustable rate mortgages (“ARMs”), collateralized mortgage obligations, commercial mortgage-backed securities and interest- and principal-only securities.

Average liquid financial instruments for the three months ended November 30, 2011 were approximately $18.7 billion.

In addition to being able to be readily financed at modest haircut levels, we estimate that each of the individual securities within each asset class could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously liquidated. There are no restrictions on the unencumbered liquid securities, nor have they been pledged as collateral. Unencumbered balances represent assets that can be sold or used as collateral for a loan, but have not been.

Sources of Funding and Capital Resources

Our assets are funded by equity capital, senior debt, convertible debt, mandatorily redeemable convertible preferred stock, mandatorily redeemable preferred interests, securities loaned, securities sold under agreements to repurchase, customer free credit balances, bank loans and other payables.

Secured Financing

We rely principally on secured and readily available funding to finance our inventory of financial instruments. Our ability to support increases in total assets is largely a function of our ability to obtain short term secured funding, primarily through securities financing transactions. We do not use or rely on “wholesale funding,” a catch-all term typically used to refer to unsecured short-term funding, such as brokered deposits, foreign deposits or commercial paper. We finance a portion of our long inventory and cover some of our short inventory by pledging and borrowing securities in the form of repurchase or reverse repurchase agreements (collectively “repos”), respectively. Approximately 87% of our repurchase financing activities use collateral that is considered eligible collateral by central clearing corporations. Central clearing corporations are situated between participating members who borrow cash and lend securities (or vice versa);

APPENDIX A page 10

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

accordingly repo participants contract with the central clearing corporation and not one another individually. Therefore, counterparty credit risk is borne by the central clearing corporation which mitigates the risk through initial margin demands and variation margin calls from repo participants. The comparatively large proportion of our total repo activity that is eligible for central clearing reflects the high quality and liquid composition of the inventory we carry in our trading books. The tenor of our repurchase and reverse repurchase agreements generally exceeds the expected holding period of the assets we are financing.

During the first ten months of fiscal 2011, and despite the increasingly uncertain economic situation in Europe and elsewhere, we continued to gain access to additional liquidity providers and increased funding availability both in terms of asset classes being financed and the term of the financing being offered. Near the end of the third quarter, given the instability and possible credit tightening of European banks, we began to execute more of our financing of European Sovereign inventory using central clearinghouse financing arrangements rather than via bi-lateral arrangements repo agreements.. For those asset classes not eligible for central clearinghouse financing, we successfully increased the term of the bi-lateral financings. The remaining 13% of our outstanding repo balances is currently contracted bi-laterally of which a significant portion is on a term basis. The following table provides detail on the composition of our outstanding reverse repurchase and repurchase agreements at November 30, 2011:

	Reverse Repo Profile by Instrument Type
Type	Total	Clearing Organization Eligible	% of Total	Non-Eligible	% of Total
Treasury	8,440	8,440	100%	—	0%
Sovereign	1,227	1,227	100%	—	0%
Agency Debt	1,183	1,183	100%	—	0%
Agency MBS	2,419	2,349	97%	70	3%
Non-Agency MBS/ABS	221	—	0%	221	100%
Corporate Debt	335	52	15%	283	85%
	13,825	13,251	96%	574	4%

	Repo Profile by Instrument Type
Type	Total	Clearing Organization Eligible	% of Total	Non-Eligible	% of Total
Treasury	7,462	7,462	100%	—	0%
Sovereign	729	729	100%	—	0%
Agency Debt	3,156	3,156	100%	—	0%
Agency MBS	5,985	4,756	79%	1,229	21%
Non-Agency MBS/ABS	438	—	0%	438	100%
Corporate Debt	854	250	29%	604	71%
Municipal	113	—	0%	113	100%
Other	3	—	0%	3	100%
	18,740	16,354	87%	2,386	13%

APPENDIX A page 11

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

This is also augmented by our $939.1 million of uncommitted secured and unsecured bank lines, comprised of $925.0 million of bank lines and $14.1 million of letters of credit. Secured amounts are collateralized by a combination of customer and firm securities. Letters of credit are used in the normal course of business mostly to satisfy various collateral requirements in favor of exchanges in lieu of depositing cash or securities.

Short-term Borrowings

Bank loans represent temporary (usually overnight) secured and unsecured short term borrowings, which are generally payable on demand and generally bear interest at a spread over the federal funds rate. Bank loans that are unsecured are typically overnight loans used to finance financial instruments owned or clearing related balances. We had $100 million outstanding secured bank loans and $53 million for debt securities sold as part of our U.S. broker dealer’s market making in our long-term debt as of November 30, 2011 and no outstanding secured or unsecured bank loans as of November 30, 2010. Average daily bank loans for the twelve months ended November 30, 2011 and the eleven months ended November 30, 2010 were $12.0 million and $23.8 million, respectively.

In connection with the acquisition of the Global Commodities Group from Prudential on July 1, 2011, Jefferies Bache Financial Services, Inc., Jefferies Bache, LLC and Jefferies Bache Limited entered into a short-term $1.0 billion revolving credit facility with Prudential with an expiration date of September 29, 2011. The borrowings under the facility were used to provide working capital for the Global Commodities Group. On September 16, 2011, the credit facility with Prudential was terminated and repaid in full and subsequently replaced with a longer-term committed senior secured revolving credit facility with a group of commercial banks. See Long-term Capital within this Liquidity, Financial Condition and Capital Resources section of Management’s Discussion and Analysis for further information regarding the replacement facility. Average borrowings outstanding under the Prudential credit facility were $41.8 million during the period from July 1, 2011 to September 16, 2011.

Long-term Capital

We had total long-term capital of $8.2 billion and $7.0 billion resulting in a long-term debt to equity capital ratio of 1.33:1 and 1.50:1, at November 30, 2011 and November 30, 2010, respectively. Our total capital base as of November 30, 2011 and November 30, 2010 was as follows (in thousands):

	November 30, 2011	November 30, 2010
Long-Term Debt (1)	$4,254,000	$3,778,681
Mandatorily Redeemable Convertible Preferred Stock	125,000	125,000
Mandatorily Redeemable Preferred Interest of Consolidated Subsidiaries	310,534	315,885
Total Stockholders’ Equity	3,536,975	2,810,965

Total Capital	$8,226,509	$7,030,531

(1)	Long-term debt for purposes of evaluating long-term capital at November 30 2011 excludes $254.9 million of our 7.75% Senior Notes as the notes mature in less than one year from the balance sheet date and excludes $100.0 million outstanding in borrowings under our long-term revolving Credit Facility.

APPENDIX A page 12

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

In ensuring a stable and adequate long-term capital base, we raised $430 million of common equity in April 2008; and in connection with our announcement of the $422 million acquisition of Prudential Bache’s Global Commodities Group, in April 2011, we raised $500 million of additional common equity and $800 million in unsecured senior notes with a maturity of 7 years. On August 26, 2011 we entered into a committed senior secured revolving credit facility (“Credit Facility”) with a group of commercial banks in Dollars, Euros and Sterling, in aggregate totaling $950.0 million, of which $250.0 million can be borrowed unsecured. These long-term capital raises and the funding facility exceeds the needs of Jefferies Bache and provides us with extra liquidity.

Borrowers under the Credit Facility are Jefferies Bache Financial Services, Inc., Jefferies Bache, LLC and Jefferies Bache Limited. The Credit Facility terminates on August 26, 2014. Interest is based on the Federal funds rate or, in the case of Euro and Sterling borrowings, the Euro Interbank Offered Rate and the London Interbank Offered Rate, respectively. Borrowings outstanding under the Credit Facility at November 30, 2011 were $100.0 million. The Credit Facility is guaranteed by Jefferies Group, Inc. and contains financial covenants that, among other things, imposes restrictions on future indebtedness of our subsidiaries, requires Jefferies Group, Inc. to maintain specified level of tangible net worth and liquidity amounts, and requires certain of our subsidiaries to maintain specified levels of regulated capital. On a monthly basis, a financial officer of Jefferies Group, Inc. provides a certificate to the Administrative Agent of the Credit Facility as to the maintenance of various financial covenant ratios at all times during the preceding month. At November 30, 2011, the minimum tangible net worth requirement was $2,015.1 million and the minimum liquidity requirement was $411.0 million for which we were in compliance. Throughout the period, no instances of noncompliance with the Credit Facility occurred. We expect to remain in compliance both in the near term and long term given our current liquidity, anticipated additional funding requirements given our business plan and profitability expectations. While our subsidiaries are restricted under the Credit Facility from incurring additional indebtedness beyond trade payable and derivative liabilities in the normal course of business, we do not believe that these restrictions will have a negative impact on our liquidity.

We issued $400 million and $150 million in unsecured senior notes in June and July 2010 with maturities of approximately 11 years and $500.0 million in unsecured senior notes in November 2010 with a maturity of 5 years. During the fourth quarter of 2011, we repurchased approximately $50.0 million of our outstanding long-term debt, resulting in a gain on debt extinguishment of $0.9 million, which was recognized in Other income. Additionally, our U.S. broker-dealer makes a market in our long-term debt securities (i.e., purchases and sells our long-term debt securities). During November 2011, there was extreme volatility in the price of our debt and a significant amount of secondary trading volume through our market-making desk. Given the volume of activity and significant price volatility, purchases of our debt have been treated as debt extinguishments and sales have been treated as reissuances of debt. As a result, we recognized a gain of $20.2 million as a gain on debt extinguishment reported in Other income for the year ended November 30, 2011. Additionally, the balance of Long-term debt was reduced by $23.8 million as a result of the repurchase activity. At November 30, 2011, an obligation to deliver long-term debt securities of $52.7 million is outstanding for debt securities sold and accordingly treated as reissuances of debt securities, which are reported as Short-term borrowings on the Consolidated Statement of Financial Condition.

As of November 30, 2011, our long-term debt has an average maturity exceeding 9 years, excluding the 7.775% Senior Notes, due in 2012, payable in March 2012. As of November 30, 2011, including our 7.775% Senior Notes, due in 2012, our long-term debt has a weighted average maturity rating of 8.7 years. We have no scheduled debt maturities until 2014 apart from the $255.0 million Senior Notes due in March 2012.

APPENDIX A page 13

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Our long-term debt ratings are as follows:

	Rating	Outlook
Moody’s Investors Service	Baa2	Stable
Standard and Poor’s	BBB	Stable
Fitch Ratings	BBB	Stable

There were no changes to our long-term debt ratings from the previous quarter. Subsequent to November 30, 2011, Fitch Ratings and Moody’s Investors Service have reaffirmed our credit ratings taking into account recent events, including the bankruptcy of MF Global Holdings, Ltd., investors’ heightened focus on balance sheet liquidity, the composition of our balance sheet and recent actions we have taken with regard to our balance sheet composition.

We rely upon our cash holdings and external sources to finance a significant portion of our day to day operations. Access to these external sources, as well as the cost of that financing, is dependent upon various factors, including our debt ratings. Our current debt ratings are dependent upon many factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trend and volatility, balance sheet composition, liquidity and liquidity management, our capital structure, our overall risk management, business diversification and our market share and competitive position in the markets in which we operate. Deteriorations in any of these factors could impact our credit ratings thereby increasing the cost of obtaining funding and impacting certain trading revenues, particularly where collateral agreements are referenced to our external credit ratings. In connection with certain OTC derivative contract arrangements and certain other trading arrangements, we may be required to provide additional collateral to counterparties in the event of a credit rating downgrade. At November 30, 2011, the amount of additional collateral that could be called by counterparties under the terms of such agreements in the event of a one-notch downgrade of our long-term credit rating was $20.2 million and $77.5 million could be called in the event of a two-notch downgrade.

APPENDIX A page 14

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

Contractual Obligations and Commitments

The tables below provide information about our commitments related to debt obligations, investments and derivative contracts as of November 30, 2011. The table presents principal cash flows with expected maturity dates (in millions):

	Expected Maturity Date
	2012	2013	2014 and 2015	2016 and 2017	2018 and Later	Total
Debt obligations:
Senior notes (contractual principal payments net of unamortized discounts and premiums)	$254.9	$—	$748.5	$349.0	$3,156.5	$4,508.9
Interest payment obligations on senior notes	265.6	258.8	494.8	415.6	1,020.8	2,455.6
Mandatorily redeemable convertible preferred stock	—	—	—	—	125.0	125.0
Interest payment obligations on Mandatorily redeemable convertible preferred stock	4.1	4.1	8.1	8.1	73.6	98.0

	524.6	262.9	1,251.4	772.7	4,375.9	7,187.5

Commitments and guarantees:
Equity commitments	0.7	1.3	8.4	—	585.1	595.5
Loan commitments	44.7	76.7	418.3	19.9	428	987.6
Mortgage-related commitments	282.5	—	926.2	64	—	1,272.8
Forward starting repos	424.3	—	—	—	—	424.3
Derivative contracts:
Derivative contracts - non credit related	32,826.7	1,154.7	47,140.2	—	—	81,121.6
Derivative contracts - credit related	—	—	5.0	270.3	40.0	315.3

	33,578.9	1,232.7	48,498.1	354.3	1,053.1	84,717.1

	$34,103.5	$1,495.6	$49,749.5	$1,127.0	$5,429.0	$91,904.6

As lessee, we lease certain premises and equipment under noncancelable agreements expiring at various dates through 2022 which are operating leases. Future minimum lease payments for all noncancelable operating leases at November 30, 2011 are as follows for the fiscal years through 2022 (in thousands):

	Gross	Subleases	Net
2012	60,330	6,118	54,212
2013	57,009	5,437	51,572
2014	48,849	4,988	43,861
2015	27,887	2,372	25,515
2016	24,413	2,221	22,192
Thereafter	94,459	300	94,159

	$312,947	$21,436	$291,511

Certain of our derivative contracts meet the definition of a guarantee and are therefore included in the above table. For additional information on commitments, see Note 20, Commitments, Contingencies and Guarantees, to the consolidated financial statements.

In the normal course of business we engage in other off balance sheet arrangements, including derivative contracts. Neither derivatives’ notional amounts nor underlying instrument values are reflected as assets or liabilities in our consolidated Statements of Financial Condition. Rather, the fair value of derivative contracts are reported in the consolidated Statements of Financial Condition as Financial instruments owned – derivative contracts or Financial instruments sold, not yet purchased – derivative contracts as applicable. Derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net by counterparty basis when a legal right of offset exists under an

APPENDIX A page 15

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

enforceable master netting agreement. For additional information about our accounting policies and our derivative activities see Note 2, Summary of Significant Accounting Policies, Note 5, Financial Instruments, and Note 6, Derivative Financial Instruments, to the consolidated financial statements.

We are routinely involved with variable interest entities (“VIEs”) in connection with our mortgage-backed securities securitization activities. At November 30, 2011, we did not have any commitments to purchase assets from our securitization vehicles. At November 30, 2011, we held $[        ] million of mortgage-backed securities issued by VIEs for which we were initially involved as transferor and placement agent, which are accounted for at fair value and recorded within Financial instruments owned on our consolidated Statement of Financial Condition in the same manner as our other financial instruments. For additional information regarding our involvement with VIEs, see Note 8, Securitization Activities and Note 9, Variable Interest Entities, to the consolidated financial statements.

Due to the uncertainty regarding the timing and amounts that will ultimately be paid, our liability for unrecognized tax benefits has been excluded from the above contractual obligations table. See Note 19, Income Taxes, to the consolidated financial statements for further information.

Equity Capital

Common stockholders’ equity increased to $3,224.3 million at November 30, 2011 from $2,478.0 million at November 30, 2010. The increase in our common stockholders’ equity during the twelve months ended November 30, 2011 is principally attributed to our issuance of 20.6 million shares of treasury stock, net earnings to common shareholders, tax benefits for issuance of share-based awards and share-based compensation. This increase in our common stockholders’ equity is partially offset by dividend and dividend equivalents paid during the twelve months ended November 30, 2011 and repurchases of approximately 9.9 million shares of our common stock during the period for $152.8 million.

APPENDIX A page 16

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

The following table sets forth book value, adjusted book value, tangible book value and adjusted tangible book value per share (in thousands, except per share data):

	November 30, 2011	November 30, 2010
Common stockholders’ equity	$3,224,312	$2,477,989
Less: Goodwill and intangible assets	(385,589)	(368,078)

Tangible common stockholders’ equity	$2,838,723	$2,109,911

Common stockholders’ equity	$3,224,312	$2,477,989
Add: Unrecognized compensation (6)	199,309	160,960

Adjusted common stockholders’ equity	$3,423,621	$2,638,949

Tangible common stockholders’ equity	$2,838,723	$2,109,911
Add: Unrecognized compensation (6)	199,309	160,960

Adjusted tangible common stockholders’ equity	$3,038,032	$2,270,871

Shares outstanding	197,160,006	171,694,146
Outstanding restricted stock units (5)	23,962,020	28,734,563
Year-end restricted stock awards (7)	6,339,000	5,062,000

Adjusted shares outstanding	227,461,026	205,490,709

Common book value per share (1)	$16.35	$14.43

Adjusted common book value per share (2)	$15.05	$12.84

Tangible common book value per share (3)	$14.40	$12.29

Adjusted tangible common book value per share (4)	$13.36	$11.05

(1)	Common book value per share equals common stockholders’ equity divided by common shares outstanding.
(2)	Adjusted common book value per share equals adjusted common stockholders’ equity divided by adjusted shares outstanding.
(3)	Tangible common book value per share equals tangible common stockholders’ equity divided by common shares outstanding.
(4)	Adjusted tangible common book value per share equals adjusted tangible common stockholders’ equity divided by adjusted shares outstanding.
(5)	Outstanding restricted stock units, which give the recipient the right to receive common shares at the end of a specified deferral period, are granted in connection with our share-based employee incentive plans and include both awards that contain future service requirements and awards for which the future service requirements have been met.
(6)	Unrecognized compensation relates to granted restricted stock and restricted stock units which contain future service requirements.
(7)	On November 29, 2011, we granted 6,339,000 shares of restricted stock as part of year-end compensation. These shares of restricted stock will be issued in the first quarter of 2012 and will increase shares outstanding. On November 29, 2010, we granted 5,062,000 shares of restricted stock as part of year-end compensation. These shares of restricted stock were issued in the first quarter of 2011 and increased shares outstanding.

Tangible common stockholders’ equity, adjusted common stockholders’ equity, adjusted tangible common stockholders’ equity, adjusted common book value per share, tangible common book value per share, and adjusted tangible common book value per share are “non-GAAP financial measures.” A “non-GAAP financial measure” is a numerical measure of financial performance that includes adjustments to the most directly comparable measure calculated and presented in accordance with U.S. GAAP, or for which there is no specific U.S. GAAP guidance. Goodwill and other intangible assets are subtracted from common stockholders’ equity in determining tangible common stockholders’ equity as we believe that goodwill and other intangible assets do not constitute operating assets, which can be deployed in a liquid manner. The cost of restricted stock and restricted stock units that have been granted but for which the costs will be recognized

APPENDIX A page 17

FOIA Confidential Treatment Requested by Jefferies Group, Inc. pursuant to 17 C.F.R. 200.83.

in the future with the related service requirements is added to common stockholders’ equity and tangible common stockholders’ equity in determining adjusted common stockholders’ equity and adjusted tangible common stockholders’ equity, respectively, as we believe that this is reflective of current capital outstanding and of the capital that would be required to be paid out at the balance sheet date. We calculate adjusted common book value per share as adjusted common stockholders’ equity divided by adjusted shares outstanding. We believe the adjustment to shares outstanding for outstanding restricted stock units and year-end restricted stock awards reflect potential economic claims on our net assets enabling shareholders to better assess their standing with respect to our financial condition. Valuations of financial companies are often measured as a multiple of tangible common stockholders’ equity, inclusive of any dilutive effects, making these ratios, and changes in these ratios, a meaningful measurement for investors. In determining adjusted shares outstanding, adjusted common book value per share and adjusted tangible common book value per share, prior to November 30, 2011, we did not adjust shares outstanding for year-end restricted stock awards. Amount presented for prior periods have been conformed to reflect this calculation adjustment.

In April 2011, we issued 20,618,557 shares of our common stock in a public offering priced at $24.25 per share. The shares offered by us consisted entirely of treasury shares and increased shares outstanding at November 30, 2011. During the twelve months ended November 30, 2011, we repurchased 9.9 million shares at an average price of $15.41.

At November 30, 2011, we have $125.0 million of Series A convertible preferred stock outstanding, which is convertible into 4,110,128 shares of our common stock at an effective conversion price of approximately $30.41 per share and $345.0 million of convertible senior debentures outstanding, which is convertible into 9,047,660 shares of our common stock at an effective conversion price of approximately $38.13 per share.